[redacted]

13011155

UNITI
SECURITIES AND E
Washington, D.C. 20549

SEC
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FEB 28 2013
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46433

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GBS Retirement Services, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Pierce Place
(No. and Street)

Itasca	**IL**	**60143**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Marren **(630) 694-5174**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

155 North Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/10

OATH OR AFFIRMATION

I, Diana F. Butts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of OBS Retirement Services, Inc. as of December 31, 2012, are correct and true. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

President & COO

Title

NOTARIAL SEAL — STATE OF OHIO

Jennifer Jaconette
Notary Public
State of Ohio
My Comm. Exp. 5-2-17

Jennifer Jaconette

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- [x] (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

GBS Retirement Services, Inc.
Year Ended December 31, 2012
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

GBS Retirement Services, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2012

Contents

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787
Tel: +1 312 879 2000
Fax: +1 312 879 4000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Arthur J. Gallagher & Co.

We have audited the accompanying financial statements of GBS Retirement Services, Inc. (the Company), a wholly owned subsidiary of Arthur J. Gallagher & Co., which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ERNST & YOUNG

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBS Retirement Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

Chicago, Illinois
February 25, 2013

GBS Retirement Services, Inc.

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 14,440,230
Investments, at fair value	132,918
Interest receivable	158
Fees receivable	660,907
Accounts receivable – affiliates	1,489,827
Deferred income tax receivable due from Arthur J. Gallagher & Co.	43,866
Fixed assets – at cost, less accumulated depreciation of $14,210	2,411
Income taxes receivable from Arthur J. Gallagher & Co.	439,306
	$ 17,209,623
Liabilities and stockholder's equity	
Accounts payable – affiliates	$ 8,062,603
Other liabilities	218,352
	8,280,955
Stockholder's equity:	
Common stock, $1 par value – authorized, issued, and outstanding – 1,000 shares (owned by Arthur J. Gallagher & Co.)	1,000
Capital in excess of par value	795,240
Retained earnings	8,132,428
	8,928,668
	$ 17,209,623

See notes to financial statements.

1302-1031627

GBS Retirement Services, Inc.

Statement of Income

Year Ended December 31, 2012

Revenues	
Commissions	$ 10,676,088
Fees	3,477,617
Investment income	2,919
Change in unrealized gain on investments	946
Realized loss on investments	(215)
	14,157,355
Expenses	
Professional fees	8,681,163
Salaries and employee benefits	818,377
Other operating expenses	2,497,011
Total expenses	11,996,551
Income before income taxes	2,160,804
Income tax expense:	
Current	962,488
Deferred	(27,154)
	935,334
Net income	$ 1,225,470

See notes to financial statements.

GBS Retirement Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2012

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance at January 1, 2012	$ 1,000	$ 626,067	$ 6,906,958	$ 7,534,025
Capital contribution from Arthur J. Gallagher & Co.	–	169,173	–	169,173
Net income	–	–	1,225,470	1,225,470
Balance at December 31, 2012	$ 1,000	$ 795,240	$ 8,132,428	$ 8,928,668

See notes to financial statements.

GBS Retirement Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2012

Operating activities	
Net income	$ 1,225,470
Adjustments to reconcile net income to net cash used in operating activities:	
Change in unrealized gain on investments	946
Realized loss on investments	(215)
Deferred income tax provision	(27,154)
Depreciation	1,700
Net cash flows from investments	21,431
Change in fee receivables	(129,812)
Change in amounts due to/from affiliates	(5,358,089)
Change in other liabilities	171,505
Change in interest receivable	130
Change in income taxes receivable/payable to Arthur J. Gallagher & Co.	(460,098)
Net cash used in operating activities	(4,554,186)
Net decrease in cash and cash equivalents	(4,554,186)
Cash and cash equivalents at beginning of year	18,994,416
Cash and cash equivalents at end of year	$ 14,440,230

See notes to financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

GBS Retirement Services, Inc. (the Company) was incorporated in 1993 and is a wholly owned subsidiary of Gallagher Benefit Services, Inc. (GBS), which is a wholly owned subsidiary of Arthur J. Gallagher & Co. (Gallagher). The Company is a broker, consultant, and Financial Industry Regulatory Authority (FINRA) registered broker-dealer. The Company specializes in providing retirement services to not-for-profit entities, corporations, and publicly traded entities. Approximately 40% of the Company's commission revenue was collectively received from three insurance carriers.

The Company has a Marketing and Services Agreement (the Agreement) with NFP Securities, Inc. (NFP). Under the terms of the Agreement, employees of Gallagher that were registered representatives of the Company are now registered representatives of NFP. These representatives have access to products, materials, and services offered by NFP. In return, the Company pays NFP a percentage of its dealer commissions recorded as a reduction in commission revenues.

In the preparation of the Company's financial statements as of December 31, 2012, management evaluated all material subsequent events or transactions that occurred after the balance sheet date through February 25, 2013, the date on which the financial statements were available to be issued, for potential recognition in its financial statements and/or disclosure in the notes thereto.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2012, the Company had all of its cash and cash equivalents invested at two financial institutions.

1. Summary of Significant Accounting Policies (continued)

Investments

Investments consisting of fixed-maturity U.S. government agency securities and U.S. government mortgage-backed securities are recorded at fair value on a recurring basis and are classified as trading. Changes in fair value on fixed maturities are included as revenue in the statement of income. Fair value is determined using independent pricing sources.

Revenue Recognition

Commissions paid directly by insurance and mutual fund companies are recognized as income when the commissions are received by the Company. Fee revenues generated by the Company represent fees earned for consulting work and other retirement projects and are recognized as income ratably over the service period.

Professional Fees

Professional fees represent expenses incurred by GBS while providing consulting and client relationship services on behalf of the Company. The cost of these services is based on an allocation of the GBS consultants' salaries, bonus, benefits, and travel and entertainment expenses relative to time spent performing consulting services for the Company. Other reasonable expenses incurred by GBS and allocated to the Company include amortization of assets utilized in the generation of revenue earned by the Company.

Income Taxes

The Company is included in the consolidated federal income tax return of Gallagher. The Company's income tax provision is the amount that it would have incurred on a separate company tax return basis. Deferred income taxes represent the net tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. All income taxes are settled through an intercompany account with Gallagher.

2. Income Taxes

Significant components of the income tax expense in 2012 include the following:

Federal:	
Current	$ 840,351
Deferred	(21,934)
	818,417
State and local:	
Current	122,137
Deferred	(5,220)
	116,917
	$ 935,334

At December 31, 2012, the Company's net deferred income tax asset is attributable to differences in deferred compensation, unearned fees, and depreciable assets. During 2012, there was no valuation allowance or change in the valuation allowance. The effective tax rate is greater than the combined statutory rate of 40%, due principally to permanent differences and prior-year adjustments. The Company paid $1,273,060 in income taxes to Gallagher relating to 2012.

There were no net unrecognized tax benefits that, if recognized, would affect the effective tax rate at December 31, 2012. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2012, the Company had no accrued interest and penalties related to unrecognized tax benefits.

The Company is included in the consolidated federal income tax return of Gallagher and is also included in certain combined state tax returns, which include other members of the Gallagher consolidated group. The Gallagher consolidated group has been audited by the Internal Revenue Service (IRS) through calendar year 2008 and is currently under audit by the IRS for years 2009 and 2010. Gallagher's combined state tax returns also have a number of ongoing audits.

3. Fair Value

The Financial Accounting Standards Board Accounting Standards Codification Topic 820, *Fair Value Measurement* (FASB ASC 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable or the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

When available, the Company generally uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a quoted market price is not available, the Company will make use of acceptable practical expedients (such as matrix pricing) to estimate fair value, in which case the items are classified in Level 2.

All of the Company's investments in U.S. government agency and U.S. government mortgage-backed securities, with a fair value of $132,918, are classified as Level 2. There were no transfers between Levels 1, 2 or 3 during the year.

4. Related-Party Transactions

Certain operating expenses are allocated directly by Gallagher to the Company based on employee headcount, salary, and revenue ratios. The allocated expenses are classified as salaries and employee benefits and other operating expenses on the Company's statement of income.

Expenses allocated by Gallagher to the Company in 2012 were as follows:

Business insurance premiums	$ 73,586
Accounting and management services	523,928
Management and employee leasing fee	1,111,406
	$ 1,708,920
Employee group insurance and various payroll tax-related items	$ 108,568

Employee group insurance and various payroll tax-related items include expenses related to retirement plans. Although the bases of allocation of the various expenses are considered reasonable, other allocation bases could produce different results.

During 2012, the Company received a capital contribution from Gallagher totaling $169,173. This amount represents the allocation of other costs and income from Gallagher netted against stock option costs, which will not be reimbursed.

5. Commitments

The Company intends to continue to make periodic distributions to Gallagher while maintaining net capital in excess of its required amount.

6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. The net capital rules may effectively restrict the payment of cash dividends. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company has net capital (as defined under Rule 15c3-1) of $6,254,430 and a net capital requirement of $552,064 producing an aggregate indebtedness to a net capital ratio of 1.32 to 1.

Supplemental Information

GBS Retirement Services, Inc.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2012

Net capital		
Stockholder's equity	$	8,928,668
Less non-allowable assets*		2,636,475
Less haircuts on securities**		37,763
Net capital	$	6,254,430
Required net capital (the greater of 6 2/3% of aggregate indebtedness or $5,000)	$	552,064
Excess net capital	$	5,702,366
Aggregate indebtedness		
Accounts payable and other liabilities	$	8,280,955
Ratio of aggregate indebtedness to net capital		1.32
Non-allowable assets*:		
Interest receivable	$	158
Fees receivable		660,907
Accounts receivable – affiliates		1,489,827
Net fixed assets		2,411
Deferred income tax receivable due from Arthur J. Gallagher & Co.		43,866
Income taxes receivable from Arthur J. Gallagher & Co.		439,306
	$	2,636,475
Haircuts on trading and investment securities**:		
Exempted securities	$	5,811
Other securities		31,952
	$	37,763

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's amended unaudited FOCUS report, Part IIA, as of December 31, 2012.

GBS Retirement Services, Inc.

Statement Regarding Rule 15c3-3

December 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787
Tel: +1 312 879 2000
Fax: +1 312 879 4000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Arthur J. Gallagher & Co.

In planning and performing our audit of the financial statements of GBS Retirement Services, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

ERNST & YOUNG

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2013

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